April 21, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Nicholas O’Leary and Jane Park Division of Corporate Finance Office of Industrial Applications and Services

Re:	Hypha Labs, Inc.
Offering Statement on Form 1-A
Filed February 24, 2025
File No. 024-12579

Ladies and Gentlemen:

Hypha Labs, Inc., a Nevada corporation (the “Company” or “we”), has today submitted to the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1933, as amended (the “Securities Act”), a public amendment (the “Amendment”) to its offering statement on Form 1-A filed on February 24, 2025 (the “Offering Statement”).

We are writing to respond to the comments of the staff of the Commission (the “Staff”) raised in your letter to the Company dated March 12, 2025. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). For your convenience, a copy of the Amendment is enclosed and has been marked to show changes from the Offering Statement filed on February 24, 2025. References to page numbers in our responses are to page numbers in the amended Offering Statement or the Offering Circular that forms a part thereof. Capitalized terms defined in the Offering Statement and used in this letter but not otherwise defined herein have the meanings assigned to them in the Offering Statement.

Offering Statement on Form 1-A filed February 24, 2025

Cover Page

1.	Please revise your cover page to assign a value to the non-cash consideration for the bonus shares. Please also disclose the maximum offering amount for all of the shares you are seeking to qualify including the aggregate value of the bonus shares and the value of the shares purchased in the offering. Refer to Rule 251(a) of Regulation A, note to paragraph (a) of Rule 251, and General Instruction I to Form 1-A for guidance.

RESPONSE: We have revised the cover page to assign a value to the non-cash consideration for the bonus shares and to disclose the maximum offering amount for all of the shares the Company is seeking to qualify including the aggregate value of the bonus shares and the value of the shares purchased in the offering in accordance with Rule 251(a) of Regulation A. The requested information can be found in Footnote 1 to the table.

2.	Please revise your table on the cover page to include all of the securities offered by the company, including the bonus shares and the shares of common stock issuable upon conversion of the Series D Preferred Stock and upon exercise of the warrants.

RESPONSE: We have revised the cover page to include all of the securities offered by the Company in the offering, including the bonus shares and the shares of common stock issuable upon conversion of the Series D Preferred Stock and upon exercise of the warrants. The requested information can be found in Footnote 1 to the table.

April 21, 2025

3.	Please revise your cover page to disclose that the Series D Preferred Stock generally will have no voting rights. In your revised disclosure, please also disclose the voting control of your officers and directors after the offering and the impact of this voting control on the ability of investors to influence matters subject to a stockholder vote.

RESPONSE: We have revised the cover page to disclose that the Series D Preferred Stock generally will have no voting rights, the voting control of the Company’s officers and directors after the offering, and the impact of this voting control on the ability of investors to influence matters subject to a stockholder vote. The requested information can be found in Footnote 6 to the table.

Plan of Distribution, page 32

4.	We note your disclosure on page 33 relating to the equity volume perks, equity loyalty perks, and non-equity perks for certain investors, which include the bonus shares and your Hypha Micropearl bioreactors for investors who invest $1,500 or more in this offering. Please expand your disclosure to provide more detail relating to each perk referenced in this section, including but not limited to (i) an estimate of the value of each non-monetary investor perk, (ii) how you determined such value, and (iii) whether each perk changes the value of the offered securities. Please also revise the Use of Proceeds and Management’s Discussion and Analysis to address their possible effect, if material, on your use of proceeds and available liquidity.

RESPONSE: We have expanded our disclosure on page 33 to provide more details relating to each perk referenced in the Plan of Distribution (except for equity loyalty perks, which will no longer be offered in this offering). We have also revised the Use of Proceeds and Management’s Discussion and Analysis to address the possible effect of these perks on the Company’s use of proceeds and available liquidity, which the Company does not believe will be material if the offering is fully subscribed.

Equity Loyalty Perks, page 33

5.	We refer to your disclosure on page 33 that certain investors are eligible to receive additional bonus shares of Series D preferred stock equal to 10% of the shares they purchase if they are a customer of Magical Brands, Inc. Please revise to clarify the company’s relationship with Magical Brands, Inc. and clearly explain how an investor is considered a “customer” of Magical Brands, Inc.

RESPONSE: Equity loyalty perks will no longer be offered in this offering, and the Offering Statement no longer contains references to either equity loyalty perks or Magical Brands, Inc.

* * *

The Company acknowledges that the Company and its management are responsible for the adequacy and accuracy of the disclosure in its submissions and later filings of the Offering Statement, notwithstanding any review, comments, action or absence of action by the Staff. The Company also acknowledges that, following qualification of the Offering Statement, Rule 257 of Regulation A requires the Company to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Sincerely,

/s/ A. Stone Douglass
A. Stone Douglass
Chief Executive Officer

cc:	Alison Newman, Esq.
Sarah Hewitt, Esq.